EXHIBIT 4(d)

DESCRIPTION OF XEROX HOLDINGS CORPORATION CAPITAL STOCK
As of December 31, 2019, Xerox Holdings Corporation, a New York corporation (“Xerox Holdings”), had one class of securities registered pursuant to Section 12 of the U.S. Securities Exchange Act of 1934, as amended: Common Stock, par value $1.00 per share (the “Common Stock”). The following summary of the terms of the Common Stock is not meant to be complete and is qualified by reference to the relevant provisions of New York law and the Xerox Holdings Certificate of Incorporation and Xerox Holdings Bylaws.
Xerox Holdings Common Stock
Dividend Rights and Restrictions
Holders of Common Stock are entitled to dividends as and when declared by the Xerox Holdings Board out of the net assets legally available therefor. All shares of Common Stock are entitled to participate equally in such dividends. There are no restrictions on the payment of dividends or purchase or redemption of Common Stock under the Xerox Holding Certificate of Incorporation or Xerox Holdings Bylaws, provided that all dividends for past periods and the dividends for the current quarter on any outstanding preferred stock and retirement, purchase or sinking fund requirements thereon, if any, will have been paid or provided for.
Voting Rights
Each share of Common Stock is entitled to one vote per share, subject to the right of the holders of any outstanding preferred stock, if six quarterly dividends (whether or not consecutive) thereon are in default, to elect, voting as a class, two additional members to the Xerox Holdings Board, which right continues until the default is cured. In addition, the separate vote or consent of the holders of outstanding preferred stock is required to authorize certain corporate action.
Liquidation Rights
Holders of Common Stock are entitled to receive Xerox Holdings’ net assets, on a pro-rata basis, upon the dissolution, liquidation or winding up of Xerox Holdings, after the payment in full of all preferential amounts to which the holders of any then-outstanding shares of preferred stock shall be entitled.
Preemptive Rights
Holders of Common Stock do not possess preemptive rights or subscription rights to any additional issues of any class of the capital stock or any of Xerox Holdings’ other securities.
Liability to Further Calls or Assessments
Based on the advice of counsel, all the issued and outstanding Common Stock is fully paid and non-assessable.
Transfer Agent
The Common Stock is listed and traded on NYSE under the symbol “XRX.” The transfer agent for the Common Stock is Computershare Inc. c/o Xerox Holdings Corporation, P.O. Box 505000, Louisville, KY 40233, (800) 828-6396, or reachable, via email at website www.computershare.com.